Filed pursuant to Rule 424(b)(3)
File No. 333-229445

EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND
Supplement to Prospectus dated February 19, 2021 and Prospectus Supplement dated February 19, 2021

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On February 2, 2022, the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $14.35, $13.95 and 2.87%, respectively. As of February 2, 2022, we had 155,830,849 Common Shares outstanding and net assets of approximately $2,173,303,924.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $14.35 per share for our Common Shares on the NYSE as of February 2, 2022, we estimate that the net proceeds of this offering will be approximately $159,554,750 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

February 3, 2022